Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.  ANNOUNCES
THE RESULTS OF BOARD OF DIRECTORS DECISION HELD ON NOVEMBER 21, 2017

AZOUR, Israel – December 5, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN) (the "Company") announced that On November 21, 2017, Ituran Location and Control LTD board of directors approved the following:

To appoint Mr. Israel Baron as the Company’s independent director for additional three-year term (the "Decision"). The Decision was accepted by the board of directors unanimously.

The Appointment of Mr. Baron was made in accordance with sections 224A-227, 240 and 241 of the Israeli Companies Law, 5759-1999 (the "Companies Law") and the Israeli Companies Regulations (Conditions and Criteria with Accounting and Financial Expertise and for a Director with Professional Qualifications), 5766-2005, for the purpose of compliance with the provisions of sections 92(a)(12) and 239 of the Companies Law intended for the office at the Company and under the Nasdaq Listing Rules.

The above-mentioned Decision was held in writing and accepted unanimously, based on section 103(A) of the Israeli Companies Law.

Shareholders are being asked to approve the re-election of Mr. Israel Baron as an external - Independent director of the Company for additional three-year term, at the Annual and Special General Meeting of Shareholders of the Company to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 21, 2017 at 9:00 a.m. US Eastern time.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Your cooperation is appreciated.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
December 5, 2017

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.